Via Facsimile and U.S. Mail
Mail Stop 6010
								November 22, 2005

Ms. Concetta Pryor
Chief Financial Officer
Long Island Physicians Holding Corporation
One Huntington Quadrangle Suite 4C-01
Melville, NY 11747


Re:	Long Island Physicians Holding Corporation
	Item 4.01 Form 8-K
      Filed November 8, 2005
	File No.  000-27654

Dear Ms. Pryor:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed November 8, 2005
1. State whether during the registrant`s subsequent interim period through the date of the termination there were any disagreements or
"reportable events" with the former accountant as described in Items
304(a)(1)(iv) and (v) of Regulation S-K. The interim period should be specified as the "interim period through [Date]."
2. Please revise your Exhibit 16.1 to include the letter from your former independent accountant regarding its concurrence or disagreement with the statements made by you in the current report concerning the dismissal as your principal accountant.



       Please respond to these comments within 5 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3628.

							Sincerely,



							Joseph J. Roesler
							Senior Accountant